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RECD S.E.C.
FEB 27 2003
653

U
SECURITIES AN
Wasl

03001940

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One America Square
(No. and Street)

Indianapolis (City) IN (State) 46282 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph M Urban (317) 285-4776
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 N Meridian St Suite 1700 (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2003 R
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

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OATH OR AFFIRMATION

I, Joseph M Urban, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DOUGLAS E WILLIAMS
NOTARY PUBLIC STATE OF INDIANA
JOHNSON COUNTY
MY COMMISSION EXP. MAR. 9,2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Report on Audit of Financial Statements and Supplementary Schedule Pursuant to SEC Rule 17a-5 For the Year Ended December 31, 2002

PricewaterhouseCoopers LLP
300 North Meridian Street
Suite 1700
Indianapolis IN 46204-1767
Telephone (317) 453 4100

Report of Independent Accountants

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity, and of cash flows present fairly, in all material respects, the financial position of OneAmerica Securities, Inc. (the "Company") at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The computation of net capital and aggregate indebtedness on page 7 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

January 31, 2003

OneAmerica Securities, Inc.
Statement of Financial Condition
as of December 31, 2002

ASSETS

Assets:	
Cash and cash equivalents	$ 374,770
Common stock	3,300
Deposit with securities broker	25,000
Accrued commissions receivable	216,718
Prepaid expenses	104,467
Interest receivable	250
Other assets	42,180
Total assets	$ 766,685

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Commissions payable	$ 183,273
Due to parent	151,661
State income taxes payable	45,000
Other liabilities	9,774
Total liabilities	389,708
Stockholder's equity:	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	2,667,000
Accumulated deficit	(2,320,023)
Total stockholder's equity	376,977
Total liabilities and stockholder's equity	$ 766,685

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.

Statements of Operations and of Changes in Stockholder's Equity for the year ended December 31, 2002

Revenues:		
Commissions		$ 5,076,753
Investment advisor fees		592,643
Interest		7,545
		5,676,941
Expenses:		
Sales commissions and clearing charges	$ 4,682,731	
Salaries and other employee benefits	769,957	
Administrative	1,279,906	
General office expenses	82,664	
Rent	87,589	
Travel	36,121	
Regulatory licenses and fees	53,239	
Other	65,822	
		7,058,029
Loss before income taxes		(1,381,088)
Income tax benefit—federal (Note 4)		(482,422)
Net loss		$ (898,666)

	Common Stock	Additional Paid-in Capital	Retained Earnings (Accumulated) Deficit)	Total
Balance at January 1, 2002	$ 30,000	$ 2,167,000	$ (1,421,357)	$ 775,643
Net loss			(898,666)	(898,666)
Capital contributions from parent	-	500,000	-	500,000
Balance at December 31, 2002	$ 30,000	$ 2,667,000	$ (2,320,023)	$ 376,977

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
for the year ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (898,666)
Adjustments to reconcile net loss to net cash used in operating activities:	
Net changes in assets and liabilities:	
Decrease in accrued commissions receivable	70,629
Increase in other assets and prepaid expenses	(86,005)
Decrease in commissions payable	(11,758)
Increase in accrued expenses	174
Increase in due to parent	30,810
Increase in income taxes accrued	1,855
Total adjustments	5,705
Net cash used in operating activities	(892,961)
Cash flows from financing activities:	
Proceeds from capital contribution	500,000
Net cash provided from financing activities	500,000
Net decrease in cash and cash equivalents	(392,961)
Cash and cash equivalents, beginning of year	767,730
Cash and cash equivalents, end of year	$ 374,770
Supplementary information:	
Cash received for income taxes	$ 433,274

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

Organization and Business

OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling retail mutual fund shares. During 1998, pursuant to an agreement with the NASD, the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities.

Cash and Cash Equivalents

For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair market value.

Common Stock

The Company is required to hold common stock of the NASD. This stock is not publicly traded and management estimates that the cost of the investment approximates market value.

Commissions

Commissions are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties

AUL furnishes personnel, office space and other services to the Company under a service agreement which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to reflect the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2002, AUL provided certain administrative services to the Company for which it was reimbursed $1,142,724. This amount is included as part of administrative expenses in the statement of operations.

On May 29, 2002, AUL made a capital contribution to the Company in the amount of $500,000.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk in Financial Instruments

A portion of the Company's cash equivalents are exposed to credit loss to the extent of funds held in money market accounts. At December 31, 2002, the Company held $211,698 in a money market mutual fund which is not federally insured.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by its clearing broker pursuant to a clearance agreement. At December 31, 2002, the accrued commissions receivable reflected on the statement of financial condition are amounts due from this clearing broker, who is a member of a nationally recognized exchange. The Company consistently monitors the credit worthiness of the clearing broker to mitigate its exposure to credit risk.

1. Organization and Significant Accounting Policies, continued

Contingencies

In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

2. Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1.

At December 31, 2002, the Company had net capital, as defined, of $140,349 or $90,349 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 2.78 to 1.

4. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return. The principal provisions of the tax-allocation agreement provide that AUL will pay the Company an amount equal to the tax reduction generated by including the Company in the consolidated tax filing. Payments received by the Company from AUL under this agreement amounted to $436,000 during 2002. State income tax returns are filed separately from AUL.

At December 31, 2002, the amount of tax-related balance due from AUL is $46,422.

Supplementary Information

OneAmerica Securities, Inc. Corporation
Computation of Net Capital and Aggregate Indebtedness
Under Rule 15c-3-1 of the Securities and Exchange Commission
December 31, 2002

Total stockholder's equity	$ 376,977
Nonallowable assets	
Prepaid expenses	104,467
NASD stock	3,300
Accounts receivable and deposits	124,627
Net capital before haircuts	144,583
Haircuts	4,234
Net capital	140,349

Computation of Basic Net Capital Requirement

Minimum net capital required	50,000
Excess net capital	$ 90,349

Computation of Aggregate Indebtedness

Commissions payable	$ 183,273
Due to parent	151,661
State income taxes payable	45,000
Other liabilities	9,774
Aggregate indebtedness	$ 389,708
Ratio of aggregate indebtedness to net capital	2.78 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Corporation's corresponding unaudited Form X-17A-5 Part III filing as of December 31, 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian Street
Suite 1700
Indianapolis IN 46204-1767
Telephone (317) 453 4100

To the Board of Directors of
OneAmerica Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of OneAmerica Securities, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and

2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Security Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 31, 2003